Exhibit 99.1

NIO Inc. Announces Closing of US$1.5 Billion Convertible Senior Notes

SHANGHAI, China, January 19, 2021—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium smart electric vehicle market, today announced that it closed the offering (the “Notes Offering”) of US$750 million in aggregate principal amount of convertible senior notes due 2026 (the “2026 Notes”) and US$750 million in aggregate principal amount of convertible senior notes due 2027 (the “2027 Notes,” and, together with the 2026 Notes, the “Notes”), which included the exercise in full by the initial purchasers in the Notes Offering of their option to purchase up to an additional US$100 million in aggregate principal amount of the 2026 Notes and US$100 million in aggregate principal amount of the 2027 Notes. The Notes were sold to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company plans to use the net proceeds from the Notes Offering mainly for general corporate purposes and to further strengthen its cash and balance sheet positions.

Shortly after the pricing of the Notes, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 4.50% convertible senior notes due 2024 (the “2024 Notes”) to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for the Company's American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021.

In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions that are parties to the Company’s existing capped call transactions (which the Company had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, the Company received deliveries of the ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, prior to the resale restriction termination date (as set forth in the terms of the Notes) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, the Battery as a Service (BaaS), NIO Pilot and NIO Autonomous Driving (NAD), Autonomous Driving as a Service (ADaaS) and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020. On January 9, 2021, NIO ET7, the smart electric flagship sedan and NIO’s first autonomous driving model, was officially launched.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

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